Issuer Free Writing Prospectus dated June 5, 2019 Filed Pursuant to Rule 433 Supplementing Preliminary Prospectus Supplement dated June 5, 2019 Registration Statement No. 333-219841 FIRST INTERNET BAN CORP

Disclaimer; Important Information This presentation has been prepared by First Internet Bancorp (“First Internet” or the “Company”) solely for informational purposes based on information regarding its operations, as well as information from public sources. This presentation has been prepared to assist interested parties in making their own evaluation of First Internet and does not purport to contain all of the information that may be relevant or material to an interested party’s investment decision. In all cases, interested parties should conduct their own investigation and analysis of First Internet, the information set forth in this presentation, the information included in or incorporated by reference into the prospectus supplement and accompanying prospectus, and other information provided by or on behalf of First Internet. Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of the securities of First Internet or determined if this presentation or any accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Securities of First Internet are not deposits or insured by the FDIC or any other agency. Except where information is provided as of a specified date, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof. Certain of the information contained herein may be derived from information provided by industry sources. First Internet believes that such information is accurate and that the sources from which it has been obtained are reliable. First Internet cannot guarantee the accuracy of such information, however, and has not independently verified such information. First Internet has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents that First Internet has filed with the SEC for more complete information about First Internet and the offering. You may get these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of these documents by contacting First Internet or by contacting Keefe, Bruyette & Woods, A Stifel Company, at 787 Seventh Avenue, Fourth Floor, New York, NY 10019, 1-800-966-1559. 2

Forward-Looking Statements This presentation may contain forward-looking statements with respect to the financial condition, results of operations, trends in lending policies, plans, objectives, future performance or business of the Company. Forward-looking statements are generally identifiable by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “pending,” “plan,” “preliminary,” “should,” “will,” “would” or other similar expressions. Forward-looking statements are not a guarantee of future performance or results, are based on information available at the time the statements are made and involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the information in the forward-looking statements. Factors that may cause such differences include: failures or breaches of or interruptions in the communications and information systems on which we rely to conduct our business; failure of our plans to grow our commercial real estate, commercial and industrial, public finance and healthcare finance loan portfolios; competition with national, regional and community financial institutions; the loss of any key members of senior management; fluctuations in interest rates; general economic conditions; risks relating to the regulation of financial institutions; and other factors identified in reports we file with the U.S. Securities and Exchange Commission. All statements in this presentation, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events. 3

Non-GAAP Financial Measures This presentation contains financial information determined by methods other than in accordance with U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures, specifically adjusted net income, adjusted diluted earnings per share, average tangible common equity, adjusted return on average assets, return on average tangible common equity (“ROATCE”), adjusted ROATCE, tangible common equity (“TCE”), tangible assets (“TA”), tangible book value (“TBV”) per common share, tangible common equity to tangible assets, net interest margin – FTE, adjusted noninterest expense/average assets and adjusted efficiency ratio are used by the Company’s management to measure the strength of its capital and analyze profitability, including its ability to generate earnings on tangible capital invested by its shareholders. Although management believes these non-GAAP measures are useful to investors by providing a greater understanding of its business, they should not be considered a substitute for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP financial measures that may be presented by other companies. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included in the table at the end of this presentation under the caption “Reconciliation of Non-GAAP Financial Measures.” 4

A Pioneer in Branchless Banking • • • • • Digital bank with unique business model and over 20 years of Highly scalable technology driven business Nationwide deposit gathering and asset generation platforms Attractive lending niches with growth opportunities operations History of strong growth and a pathway to greater profitability $3.7B Assets $2.8B Loans $2.8B Deposits 5

Nationwide Branchless Deposit Franchise $2.8 Billion Total Deposits* 30% 5-year CAGR* Nationwide consumer, small business and commercial deposit base Innovative technology and convenience supported by exceptional service * As of March 31, 2019; $271 million of brokered deposits and $1.8 million of balances in US territories/Armed Forces included in headquarters/Midwest balance 6 $213.8 million 7.6% $475.6 million 16.9% $1,236.4 million 43.9% $486.2 million 17.4% $399.1 million 14.2%

Multiple Opportunities to Grow Deposits  Capitalize on the enduring trend toward branchless banking – consumers and small business are increasingly moving their banking business online  Generate an increased level of lower-cost deposits as expansion of small-business, municipal and commercial relationships continue  Selectively target consumer deposits in tech-centric markets building off success with Gen-Xers –  Draw on over 20 years of branchless banking experience to attract more customers with best practices such as dedicated online relationship bankers delivering a superior client experience 7

National and Regional Asset Generation Platform DIVERSIFIED ASSET GENERATION PLATFORM   C&I – Central Indiana C&I – Arizona  Single tenant lease financing  Public finance  Investor CRE – Central Indiana  Healthcare finance (via relationship with Lendeavor)  Construction – Central Indiana  Specialty lending – horse trailers and RVs  Digital direct-to-consumer mortgages 8 Consumer - National Commercial - Regional Commercial - National

Attractive Loan Growth Opportunities  Entrance into new verticals – complement existing lines and add diversity  SBA lending – pending acquisition of small business lending division of First Colorado National Bank accelerates recent hiring initiatives to build this line of business  Further market penetration of niche specialty lending  Public finance – geographic and product expansion; increased network of origination sources Healthcare finance – geographic and product expansion   Focus is on specialty lending lines that are relatively low-risk and rooted in sustainable industries  Historic strong credit performance and/or favorable regulatory capital treatment  Long-term commitment to our specialty-line customers as major competitors often move in and out of these sectors  First Internet’s consistent market presence builds brand reputation within its niche markets 9

Small Business, Big Opportunity    Complementary to existing business lines Diversifies revenue in a capital efficient manner Opportunities on both sides of the balance sheet Enhanced Treasury Management Capabilities Upgraded Digital Account Access SBA Lending 10

Entrepreneurial Culture Key to Success First Internet Bank has been recognized for its innovation and is consistently ranked among the best banks to work for, enhancing its ability to attract and retain top talent  American Banker’s “Best Banks to Work For”  Six years in a row “Top Workplaces in Indianapolis” The Indianapolis Star  Five years in a row including being #4 in 2018 and #2 on the list in 2017 “Best Places to Work in Indiana”  Five of last seven years Top Rated Online Business Bank in 2017 – Advisory HQ TechPoint 2016 Mira Award “Tech-enabled Company of the Year” Top 10 finalist – 2016 Indiana Public Company of the year presented by the CFA Society and FEI Magnify Money ranked #1 amongst 2016 Best Banking Apps (Banker’s “Online Direct Banks”) Mortgage Technology 2013 awarded top honors in the Online Mortgage Originator category        11

History of Strong Organic Growth Execution of the business strategy has driven consistent and sustained balance sheet growth Dollars in millions Dollars in millions $2,840 $2,716 $3,670 $3,542 vs. Peers1 at 13.1% $971 $732 2014 2015 2016 2017 2018 1Q19 2014 2015 2016 2017 2018 1Q19 Dollars in millions Dollars in millions $2,811 $2,671 $294 $289 2014 2015 2016 2017 2018 1Q19 2014 2015 2016 2017 2018 1Q19 1 Source: SNL Financial; Small Cap US Banks. Peer data represents median value of publically traded Small Cap banks with a market capitalization between $250 million and $1.0 billion as of 03/31/19. 12 $224 $154 $97$104 vs. Peers1 at 14.0% $2,085 $1,463 $956 $759 CAGR: 24.8% CAGR: 29.9% Shareholders’ Equity Total Deposits $2,768 $1,854 $1,270 vs. Peers1 at 16.4% $2,091 $1,251 $954 CAGR: 31.1% CAGR: 30.5% Total Loans Total Assets

Profitability Driven by Capital Deployment Capital has been deployed into new loan verticals, driving earnings growth Dollars in thousands $23,814 $23,482 $2.30 $2.50 $2.39 $2.37 00 $21,568 $15,226 $8,929 2014 2015 2016 2017 2018 TTM 1Q19 2014 2015 2016 2017 2018 TTM 1Q19 0.81% 0.78% 0.74% 0.74% 10.12% 0.72% 9.84% 9.33% 9.35% 8.64% 2% 4% 2014 2015 2016 2017 2018 TTM 1Q19 2014 2015 2016 2017 2018 TTM 1Q19 1 2 See Reconciliation of Non-GAAP Financial Measures. 2017 reported net income of $15.2 million included the revaluation of the Company’s net deferred tax asset which reduced net income by $1.8 million and negatively impacted Net Income, EPS, ROAA and ROATCE. 2018 reported net income of $21.9 million and TTM 1Q19 net income of $19.7 million included a write-down of legacy other real estate owned which reduced net income by $1.9 million and negatively impacted Net Income, EPS, ROAA and ROATCE. 3 13 4.85% 8.77% 8.60% 7.9 0.50% 0.7 0.66% 0.66% Return on Average Tangible Common Equity1,2,3 Return on Average Assets1,2,3 $2.30 $1.96 $2.13 $2.19 $0.96 $17,072$ 21,9 $12,074 $4,324 Diluted EPS1,2,3 Net Income1,2,3

Growth Drives Economies of Scale Scalable, technology-driven model has delivered increasing efficiency and is a key component driving improved operating leverage $17.8 Dol l ars i n mi llions $17.3 $16.9 $16.9 1.63% $16.6 $16.4 1.50% 1.52% 1.45% 1.47% 1.40% 1.27% 1.24% % 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q17 3Q 17 4Q17 1Q18 2Q 18 3Q18 4Q 18 1Q19 72.9% Dol l ars i n mi llions $17.6 $17.6 56.8% $15.1 55.9% 57.7% 54.2% 56.9% 54.2% $14.0 $13.4 $12.9 $12.1% 2Q17 3Q 17 4Q17 1Q18 2Q 18 3Q18 4Q 18 1Q19 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 1 2 See Reconciliation of Non-GAAP Financial Measures 4Q18 results included a write-down of legacy other real estate owned which increased noninterest expense by $2.4 million. 14 $15.6 59.7% 59.1 Total Assets Per FTE Efficiency Ratio2 1.23 $15.5 $13.5 Noninterest Expense / Average Assets2 Net Interest Income - FTE1

Capital Markets History  Following the IPO in late 2013, the Company deployed capital to fund commercial loan growth which resulted in strong revenue growth and improved profitability  Capital offerings:    2Q18: raised $57.5 million of common equity 3Q17: raised $55.0 million of common equity 2016: raised $74.9 million in combination of common equity and subordinated debt  The Company has produced consistent growth in tangible book value per share  Insider ownership ensures board, management and shareholder interests are aligned 15.9% 15.4% $28.57 14.7% $27.80 $27.93 14.5% 14.2% 14.1% 14.0% 13.7% 12.7% 13.5% 13.1% 12.4% 11.9% 11.4% 11.4% 11.7% 10.9% 9.9% 9.7% 9.4% 9.0% 8.9% 8.5% 8.4% 8.3% 8.2% 7.5% 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 Tier 1 Leverage Tier 1 Capital Total Capital TBV Per Share TCE / TA 15 1 See Reconciliation of Non-GAAP Financial Measures $27.25 7.9% 8.9% 8.0% $25.70 $26.09 $26.05 8.9% 7.9% 7.7% $24.43 8.2% $23.52 6.7% 7.5% Regulatory Capital Ratios Tangible Common Equity1

Capital and Balance Sheet Management

- Combination of lower risk asset profile and top quartile asset quality performance provides ability to maximize capital leverage
- Announced a stock repurchase program in 4Q18 to repurchase up to $10.0 million in common stock
  - Through the date of the Company's 1Q19 earnings release, 128,183 shares have been repurchased at an aggregate amount of $2.6 million
- Active balance sheet management to ensure growth and capital are managed efficiently
  - Repositioning of loan portfolio to improve net interest margin and EPS
  - Sold $35.6 million of loans during 1Q19; expect continued sales to manage portfolio growth
- Existing capital levels provides capacity to handle balance sheet growth



Risk-Weighted Assets / Total Assets
71%
77%
Nonperforming Loans / Total Loans[1]
0.13%
0.94%
Nonperforming Assets / Total Assets[1]
0.18%
0.73%
INBK
Peers[2]

Source: S&P Global Intelligence

1 Nonperforming loans and nonperforming assets include current troubled debt restructurings

2 Peer group includes publicly traded banks with assets of $2.5 billion to $5.0 billion; data as of March 31, 2019

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Deposit Composition  Total deposits increased $634.0 million, or 29.1%, since 1Q18 Total Deposits - $2.8 Billion As of March 31, 2019 Total Non-Time Deposits - $773.4 Million As of March 31, 2019 1 $45.9 2% $42.0 2% $111.6 4% $203.8 26% $573.9 20% $407.7 53% $2,037.7 72% $83.5 11% Noninterest-bearing deposits Savings accounts Certificates and brokered deposits Interest-bearing demand deposits Money market accounts Treasury management Public funds Small business Consumer 1 Total non-time deposits excludes brokered non-time deposits 17

Loan Portfolio Overview Strategic loan growth has led to a more diversified portfolio $2,839.9 $2,716.2 Dollars in millions $2,493.6 1 Commercial and Industrial Commercial Real Estate Single Tenant Lease Financing Public Finance Healthcare Finance Residential Mortgage/HE/HELOCs Consumer 2016 2017 1Q18 2Q18 3Q18 4Q18 1Q19   Growth driven by expansion of existing markets and investments in new asset generation channels Achieved growth and diversity while maintaining strong asset quality 18 1 Includes commercial and industrial and owner-occupied commercial real estate balances $2,374.0 35% $2,209.4 8% 34% $2,091.2 35% 37% $1,250.8 38% 25% 26% 24% 24% 13% 5% 22% 49% 6% 4% 4% 15% 3% 16% 16% 15% 16% 16% 19% 11% 10% 11% 11% 11% 11% 14% 38% 22% 9% 9% 8% 7% 7%

Commercial Real Estate Commercial real estate balances increased $141.7 million, or 16.0%, since 1Q18 Single Tenant Lease Financing Portfolio Diversity Red Lobster 7.0% 6.5% 5.4% 4.4% 4.4% Walgreen's Dollars in millions Single tenant lease financing Construction Investor commercial real estate Total commercial real estate $975.8 42.3 11.2 94.8% 4.1% 1.1% Bob Evans Intl Car Wash Grp CVS $1,029.3 100.0% Single tenant lease financing overview: 72.3%  Long term lease financing of single tenant properties occupied by financially strong lessees Originations / commitments over the past twelve months exceeded $232 million Nationwide platform provides ability to capitalize on national correspondent network Expertise in asset class with streamlined execution and credit process Strong historical credit performance Average portfolio LTV of approximately 52% All others Texas  16.0% Ohio  7.5% Florida 5.8% Georgia  59.7% 5.7% North Carolina All others 5.3%   19 As of % of March 31, 2019 total

Commercial & Industrial Commercial & industrial overview:  Originations / commitments over the past twelve months exceeded $95 million Dollars in millions Commercial & industrial Owner-occupied CRE Total commercial & industrial $112.1 87.5 56.2% 43.8%  Primarily serves the borrowing and treasury management needs of small and middle-market businesses $199.6 100.0%  Seasoned banking team leverages market knowledge and experience to serve clients in a relationship-based approach $199.6 $202.4 $198.7 Dollars in millions  Business line built organically, adding select personnel with specialized product or market expertise  Indiana team focuses on Central Indiana and adjacent Midwestern markets  Added to Arizona team to further enhance origination efforts 2015 2016 2017 2018 1Q19 Commercial & industrial Owner-occupied CRE  Strong credit performance to date 20 $160.1 $146.5 $75.8 $88.0 $87.5 $57.7 $44.5 $122.9 $114.4 $112.1 $102.4 $102.0 Commercial & Industrial Balances As of % of March 31, 2019 total

Public Finance

Public finance originations/commitments during the past twelve months exceeded $273 million

Public Finance Balances



Dollars in millions
$481.9
$566.2
$610.9
$706.3
$708.8
1Q18
2Q18
3Q18
4Q18
1Q19

Public finance overview:

- Launched in January 2017
- Provides a range of credit solutions for government and not-for-profit entities
- Borrowers' needs include short-term financing, debt refinancing, infrastructure improvements, economic development and equipment financing
- Initial efforts have focused on borrowers in Indiana and are now expanding to other geographic areas of the U.S.
- Recent team additions will strengthen efforts in equipment and energy finance and build out nationwide platform

Portfolio Composition



40.1%
16.0%
13.7%
12.3%
5.8%
4.2%
3.0%
2.7%
2.1%
0.1%
General Obligation
Essential use equipment loans
Water & sewer revenue
Lease rental revenue
Tax Incremental Financing (TIF) districts
Sales tax, food and beverage tax, hotel tax
Public higher education facilities
Income Tax supported loans
Gaming revenues
Short term cash flow financing (BAN)

Borrower Credit Rating



1.2%
2.3%
14.4%
9.4%
21.6%
8.9%
7.0%
3.2%
2.6%
29.5%
AAA/Aaa
AA+/Aa1
AA/Aa2
AA-/Aa3
A+/A1
A/A2
A-/A3
BBB+/Ba1
BB/Ba2
Not rated

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Healthcare Finance Healthcare finance originations/commitments over the past twelve months exceeded $126 million Portfolio Composition 0.2% 0.9% 4.6% Practice Refinance or Acquisition Owner Occupied CRE Projects 14.6% Dollars in millions $$1658.6.8 Dollars in millions $89.5 $65.6$31.6 79.7% Equipment $48.9 Start Up 1Q18 2Q18 3Q18 4Q18 1Q19 3Q17 4Q17 1Q18 2Q18 California Healthcare finance overview:   Launched in second quarter 2017 Strategic partnership with San Francisco–based Lendeavor Currently focused on dental and veterinary practices Borrowers’ needs include practice finance or acquisition, acquiring or refinancing owner-occupied commercial real estate and equipment purchases Initial efforts have primarily focused on west coast with plans to expand nationwide 22 Texas 35.8% 39.4% Arizona   Utah Michigan 4.0% 3.8% 5.3% 11.7% All Others  $48.$9117.0 $12 .4 Healthcare Finance Balances

Residential Mortgage  Award-winning national online origination platform Well Diversified Mortgage Originations*  Direct-to-consumer originations managed by sales and underwriting personnel located in Indiana-based corporate HQ  Geographic diversity provides opportunity to benefit from strengths in certain regions when there is weakness in others  Highly efficient application and underwriting process  Full range of residential mortgage and home equity products  Central-Indiana based construction loan program 23 *Last 12 months mortgage originations 10.8% 17.3% 35.0% 18.0% 18.9%

Excellent Asset Quality Asset quality remains among the best in the industry driven by a strong credit culture and lower-risk asset classes 0.12% 0.50% 0.31% 0.10% 2014 2015 2016 2017 2018 1Q19 2014 2015 2016 2017 2018 1Q19 5,000.6% 0.15% 0.05% 0.04% 0.05% 0.00% (0.07%) 2014 2015 2016 2017 2018 1Q19 2014 2015 2016 2017 2018 1Q19 24 1959.5% 1,784.3% 2,013.1% 549.0% 1,013.9% Net Charge-Offs (Recoveries) / Average Loans Allow ance for Loan Losses / NPLs 0.37% 0.21%0.17% 0.09% 0.04% 0.04% 0.03% 0.02% NPLs / Total Loans NPAs / Total Assets

Interest Rate Risk Management

- 1Q19 FTE net interest margin of 2.04%[1] declined 3 bps compared to 4Q18
  - Decline driven by CD replacement costs, partially offset by improved asset yields
- Hedging strategy in place to enhance interest rate sensitivity of longer term fixed rate assets and extend the duration of supplemental funding sources
  - Total notional value of $523.9 million pay fixed / receive variable swaps against assets
  - Total notional value of $210.0 million of pay fixed / receive variable swaps against funding
- Other strategies to improve net interest margin include sales of lower yielding loans, disciplined loan pricing, lower deposit rates and repositioning the securities and wholesale funding portfolios
- Interest rate sensitivity in instantaneous parallel shift upward rate scenarios and CD beta assumption of 100%:

	% Change for Parallel Shift in Interest Rates		
	+50 bps	+100 bps	+200 bps
Net interest income: year 1	2.36%	4.42%	8.09%
Net interest income: year 2	0.19%	(0.03)%	(1.01)%

[1] See Reconciliation of Non-GAAP Financial Measures.

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Drivers of Value Creation Management has aligned interests and is committed to building shareholder value  Further extend the scope and market penetration in specialty lending lines  Diversify the revenue stream with additional sources of noninterest income  Expand deposit channels and drive mix toward an increase in low-cost deposits  Deepen niche business relationships to attract more deposits  Build upon entrepreneurial culture to attract and retain top talent 26

Appendix 27

First Quarter 2019 Highlights  Quarterly net income of $5.7 million and diluted EPS of $0.56  Quarterly net interest income of $16.2 million, up 5.4% from 1Q18 Quarterly net interest income – FTE1 of $17.8 million, up 8.3% from 1Q18   Total quarterly loan growth of $124 million, or 5%  Total year-over-year loan growth of $631 million, or 29%  Total quarterly asset growth of $128 million, or 4%  Total year-over-year asset growth of $807 million, or 28%  NPLs to total loans of 0.12%  Net charge-offs to average loans of 0.05% 28 1 See Reconciliation of Non-GAAP Financial Measures

Loan Portfolio Composition

Dollars in thousands	2016	2017	1Q18	2Q18	3Q18	4Q18	1Q19
Commercial loans							
Commercial and industrial	$ 102,437	$ 122,940	$ 119,893	$ 107,394	$ 105,489	$ 114,382	$ 112,146
Owner-occupied commercial real estate	57,668	75,768	81,998	86,068	93,568	87,962	87,482
Investor commercial real estate	13,181	7,273	6,273	6,185	5,595	5,391	11,188
Construction	53,291	49,213	47,013	46,769	38,228	39,916	42,319
Single tenant lease financing	606,568	803,299	834,335	863,981	883,372	919,440	975,841
Public finance	-	438,341	481,923	566,184	610,858	706,342	708,816
Healthcare finance	-	31,573	48,891	65,605	89,525	117,007	158,796
Total commercial loans	833,145	1,528,407	1,620,326	1,742,186	1,826,635	1,990,440	2,096,588
Consumer loans							
Residential mortgage	205,554	299,935	318,298	337,143	362,574	399,898	404,869
Home equity	35,036	30,554	29,296	28,826	28,713	28,735	27,794
Trailers	81,186	101,369	107,714	120,957	129,571	136,620	140,548
Recreational vehicles	52,350	69,196	73,005	79,946	85,821	91,912	95,871
Other consumer loans	39,913	56,968	55,466	59,261	55,175	51,239	48,840
Total consumer loans	414,039	558,022	583,779	626,133	661,854	708,404	717,922
Net def. loan fees, prem., disc. and other [1]	3,605	4,764	5,300	5,716	5,133	17,384	25,418
Total loans	**$ 1,250,789**	**$ 2,091,193**	**$ 2,209,405**	**$ 2,374,035**	**$ 2,493,622**	**$ 2,716,228**	**$ 2,839,928**

[1] Includes carrying value adjustments of $11.5 million, $5.0 million, ($5.2) million, ($2.5) million, ($0.7) million, $0.3 million, and $0.0 million as of March 31, 2019, December 31, 2018, September 30, 2018, June 30, 2018, March 31, 2018, December 31, 2017 and December 31, 2016, respectively, related to interest rate swaps associated with public finance loans.

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Reconciliation of Non-GAAP Financial Measures

	2014	2015	2016	2017	2018	TTM 1Q19
Net income - GAAP	$4,324	$8,929	$12,074	$15,226	$21,900	$21,568
Adjustments:						
Write-down of other real estate owned	-	-	-	-	1,914	1,914
Net deferred tax asset revaluation	-	-	-	1,846	-	-
Adjusted net income	$4,324	$8,929	$12,074	$17,072	$23,814	$23,482
Diluted average common shares outstanding	4,507,995	4,554,219	5,239,082	7,149,302	9,508,653	9,924,699
Diluted earnings per share - GAAP	$0.96	$1.96	$2.30	$2.13	$2.30	$2.19
Adjustments:						
Effect of write-down of other real estate owned	-	-	-	-	0.20	0.18
Effect of net deferred tax asset revaluation	-	-	-	0.26	-	0.00
Adjusted diluted earnings per share	$0.96	$1.96	$2.30	$2.39	$2.50	$2.37
Total average equity - GAAP	$93,796	$100,428	$124,023	$178,212	$259,416	$276,350
Adjustments:						
Average goodwill	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)
Average tangible common equity	$89,109	$95,741	$119,336	$173,525	$254,729	$271,663
Return on average assets	0.50%	0.81%	0.74%	0.66%	0.72%	0.66%
Effect of write-down of other real estate owned	0.00%	0.00%	0.00%	0.00%	0.06%	0.06%
Effect of net deferred tax asset revaluation	0.00%	0.00%	0.00%	0.08%	0.00%	0.00%
Adjusted return on average assets	0.50%	0.81%	0.74%	0.74%	0.78%	0.72%
Return on average shareholders' equity	4.61%	8.89%	9.74%	8.54%	8.44%	7.80%
Effect of goodwill	0.24%	0.44%	0.38%	0.23%	0.16%	0.14%
Return on average tangible common equity	4.85%	9.33%	10.12%	8.77%	8.60%	7.94%
Return on average tangible common equity	4.85%	9.33%	10.12%	8.77%	8.60%	7.94%
Effect of write-down of other real estate owned	0.00%	0.00%	0.00%	0.00%	0.75%	0.70%
Effect of net deferred tax asset revaluation	0.00%	0.00%	0.00%	1.07%	0.00%	0.00%
Adjusted return on average tangible common equity	4.85%	9.33%	10.12%	9.84%	9.35%	8.64%

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FIRST INTERNET BANCORP

Reconciliation of Non-GAAP Financial Measures Total equity - GAAP Adjustments: Goodw ill Tangible common equity $163,830 $220,867 $224,127 $224,824 $282,087 $287,740 $288,735 $294,013 (4,687) (4,687) (4,687) (4,687) (4,687) (4,687) (4,687) (4,687) $159,143 $216,180 $219,440 $220,137 $277,400 $283,053 $284,048 $289,326 Total assets - GAAP Adjustments: Goodw ill Tangible assets $2,381,271 $2,633,422 $2,767,687 $2,862,728 $3,115,773 $3,202,918 $3,541,692 $3,670,176 (4,687) (4,687) (4,687) (4,687) (4,687) (4,687) (4,687) (4,687) $2,376,584 $2,628,735 $2,763,000 $2,858,041 $3,111,086 $3,198,231 $3,537,005 $3,665,489 Common shares outstanding 6,513,577 8,411,077 8,411,077 8,450,925 10,181,675 10,181,675 10,170,778 10,128,587 Book value per common share Effect of goodwill Tangible book value per common share $25.15 $26.26 $26.65 $26.60 $27.71 $28.26 $28.39 $29.03 (0.46) (0.72) (0.56) (0.56) (0.55) (0.46) (0.46) (0.46) $24.43 $25.70 $26.09 $26.05 $27.25 $27.80 $27.93 $28.57 Total shareholders' equity to assets ratio Effect of goodwill Tangible common equity to tangible assets ratio 6.88% 8.39% 8.10% 7.85% 9.05% 8.98% 8.15% 8.01% (0.12%) (0.18%) (0.17%) (0.16%) (0.15%) (0.13%) (0.13%) (0.12%) 6.70% 8.22% 7.94% 7.70% 8.92% 8.85% 8.03% 7.89% Net interest income Adjustments: Fully-taxable equivalent adjustments 1 Net interest income - FTE $12,974 $14,191 $15,360 $15,415 $15,461 $15,970 $15,421 $16,244 543 1,280 1,555 1,018 1,164 1,351 1,477 1,557 $13,517 $15,471 $16,915 $16,433 $16,625 $17,321 $16,898 $17,801 Noninterest expense/average assets 1.63% 1.50% 1.45% 1.47% 1.40% 0.00% 1.27% 1.52% 1.24% 0.00% Effect of write-down of other real estate ow ned 0.00% 0.00% 0.00% 0.00% 0.00% 0.29% Adjusted noninterest expense/average assets 1.63% 1.50% 1.45% 1.47% 1.40% 1.27% 1.23% 1.24% Efficiency ratio 56.8% 54.2% 54.2% 56.9% 57.7% 55.9% 72.9% 59.7% 0.0% Effect of write-down of other real estate ow ned 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 13.8% Adjusted efficiency ratio 56.8% 54.2% 54.2% 56.9% 57.7% 55.9% 59.1% 59.7% 31 1 Assuming a 21% tax rate beginning in 2018 and a 35% tax rate prior to 2018 Dollars in thousands 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19